NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 04, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 18, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between WisdomTree Continuous Commodity Index Fund (the "Target Fund") and WisdomTree Enhanced Commodity Strategy Fund (the "Acquiring Fund") became effective after market close on December 18, 2020. Existing shareholders of the Target Fund will become shareholders of the Acquiring Fund and, immediately after the Reorganization, each Target Fund shareholder will hold shares of the Acquiring Fund with a value equal to the aggregate net asset value (NAV) of the Target Funds shares that the shareholder held immediately prior to the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 21, 2020.